January 27, 2014
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ernest Greene

Re:  China Shianyun Group Corp., Ltd.
                                Form 10-K for Fiscal Year Ended December 31, 2012
                                Filed April 15, 2013
                                File No. 333-147084

Dear Mr. Greene:

This letter is provided in response to your letter dated December 17, 2013 regarding the above-referenced filings of our client, China Shianyun Group Corp., Ltd. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Form 10-K for Fiscal Year Ended December 31, 2012

Controls and Procedures, page 30

Management’s Report on Internal Control over Financial Reporting, page 30

1.
You disclosed that you assessed the effectiveness of your internal control over financial reporting as of December 31, 2012. However, based on this evaluation, your CEO and CFO concluded that your disclosure controls and procedures were effective as of December 31, 2012. It appears that you have provided your conclusion regarding whether or not your internal control over financial reporting was effective as of December 31, 2012. Please provide the following:

i.
Please confirm that you have completed your effectiveness assessment of internal control over financial reporting and disclose your conclusions in an amended Form 10-K for the year ended December 31, 2012. See Item 308 of Regulation S-K. Please ensure that your amended filing includes currently dated management certifications that refer to the Form 10-K/A; and

ii.
You have identified a significant deficiency related to insufficient knowledge regarding U.S. GAAP reporting by your existing accounting staff. In addition, you have engaged consultants to assist you  in the preparation of financial statements in accordance with U.S. GAAP. Based on this information, we believe that you lack of U.S. GAAP experience constitutes a material weakness rather than a significant deficiency.  Please revise your management’s report in your amendment to disclosure that your lack of U.S. GAAP knowledge and experience constitutes a material weakness. Please note, per Item 308 (a)(3) of Regulation S-K, you are not permitted to conclude that your internal control over financial reporting is effective if there are one or more material weaknesses in your internal control over financial reporting. Please also consider how this material weakness has impacted your conclusion regarding your disclosure controls and procedures as well. Refer to Item 308 of Regulation S-K.

Response: Pursuant to your comment, we have revised the disclosure in Item 9 as follows:

Item 9A.  Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation as of December 31, 2012 of our disclosure controls and procedures, as such terms are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and principal financial officer have concluded that during the period covered by this report, the Company’s disclosure controls and procedures were not effective as of such date to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures, due to a material weakness consisting of 1) insufficient knowledge regarding U.S. GAAP reporting by our existing accounting clerk; 2) insufficient accounting staff which results in a lack of segregation of duties necessary for an efficient internal control system; and 3) insufficient documentation with our existing risk assessment and internal controls, which existed as of December 31, 2012.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

·	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

·
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

·
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.  The COSO framework is based upon five integrated components of control: control environment, risk assessment, control activities, information and communications and ongoing monitoring.

Based on the evaluation, our Chief Executive Officer and Chief Financial Officer have identified what they believe to be a material weakness, which is discussed below. Therefore, our management conclude that our internal control over financial reporting was not effective as of December 31, 2012.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In assessment of effectiveness of internal control over financial reporting as of December 31, 2012, our management identified a material weakness over financial reporting consisting of 1) insufficient knowledge regarding U.S. GAAP reporting by our existing accounting clerk; 2) insufficient accounting staff which results in a lack of segregation of duties necessary for an efficient internal control system; and 3) insufficient documentation with our existing risk assessment and internal controls, existed as of December 31, 2012.

In order to remediate the material weakness discussed above, we engaged consultants who are familiar with PRC GAAP and US GAAP to assist us in the preparation of financial statements in accordance with US GAAP, and, once our cash flows from operations improves to a level where we are able to, we intend to recruit experienced professionals to augment our financial staff for sufficient US GAAP, financial reporting, which would improve our controls and procedures with the regard to financial statements preparation and improve the knowledge of U.S. accounting standards for our current accounting staff.

Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible.  However, to the extent possible, we intend to implement procedures to assure that the initiation of transactions, the custody of assets and the recording of transactions will be performed by separate individuals.

We believe that the foregoing steps, if effectively implemented and maintained, will remediate the material weakness identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2.
Please amend your Form 10-K to include a properly dated audit report, as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X. Please be aware that an amendment is required to present the entire Item being amended and to include updated certifications that refer to the amended filing.

Response: Pursuant to your comment, we are including a properly dated audit report and updated certifications that refer to the amended filing.

We are also hereby providing the following acknowledgements and representations:

•	The company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

China Shianyun Group Corp., Ltd.

_Xingzhang Ye________
By: Xingzhang Ye